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Consent of Independent Auditors

We consent to the inclusion in Tesma International Inc.'s Annual Report on Form 40-F of our audit report dated September 10, 2002, on the consolidated balance sheets of Tesma International Inc. as at July 31, 2002 and 2001, and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended July 31, 2002, to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Toronto, Canada December 11, 2002	Chartered Accountants

Comments for U.S. Readers by Independent Auditors on Canada / U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph in the auditors' report (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of a company's financial statements. Our report to the Shareholders of Tesma International Inc. dated September 10, 2002 is expressed in accordance with Canadian reporting standards which do not require reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements. For the year ended July 31, 2002 the Company changed its method of accounting for goodwill as described in notes 1 and 6 to the consolidated financial statements.

Toronto, Canada December 11, 2002	Chartered Accountants

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Consent of Independent Auditors
Comments for U.S. Readers by Independent Auditors on Canada / U.S. Reporting Conflict